Via Facsimile and U.S. Mail
Mail Stop 6010

April 3, 2009

Terrance J. Lillis
Senior Vice President and Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, IA 50392

Re: **Principal Financial Group, Inc**.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 18, 2009
     File Number: 001-16725

Dear Mr. Lillis:

        We have reviewed your filing and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 4

1. You disclose on page 27 that you cede material amounts of insurance to other
    insurance companies through reinsurance. In addition, on page 109 you disclose that
    for the fiscal year ended December 31, 2008, your largest exposure to a single party-
    reinsurer amounted to $18.5 billion or 11% of total net life insurance in force. It
    appears that this relationship and/or agreement are material to your business. Please
    revise to disclose the name of the reinsurer. Please revise to provide a description of
    each of the material terms of your reinsurance agreement, including, but not limited
    to any payment provisions, rights obtained, material obligations that must be met to

keep the agreement in place, term and termination provisions. In addition, please file a copy of the agreement as an exhibit. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on this reinsurance agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 1A. Risk Factors, page 18

2. You state on page 21 that as of December 31, 2008, your U.S. investment operations held $6.6 billion of mortgage-backed securities, or 17% of your total fixed maturity securities portfolio. Please revise to include a new risk factor which discloses all the material risks related to these securities. In addition, please separately disclose in the risk factor the amount of residential mortgage-backed securities and commercial mortgage-backed securities that the company holds and explain the different risks associated with the two types of securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Fixed Maturities, Available-for-Sale, page 37

3. For your structured investment transactions, please expand your disclosure to discuss what internal models you use to determine the value for certain investments. Also discuss the circumstances in which you determine that the internal values more accurately reflect the fair value of the investments than the external values.

4. Please separately disclose the amount of gross unrealized losses that are attributable to movements in market interest rates and the amount that is attributable to movements in credit spreads for each period presented.

Mortgage loans, page 38

5. Please disclose the amount of the valuation allowances and mortgage impairments for each period presented and provide sensitivity analyses around the key assumptions for the significant estimates related to your accounting for mortgage loans which depict reasonably likely changes in the assumptions and the impact that the changes in key assumptions would have on your financial results.

Derivatives, page 39

6. Please expand your disclosure to discuss the process for calculating the fair value for each material derivative instrument. Discuss the key assumptions used in the fair value calculations and how the inputs are determined. Please disclose the impact of non-performance risk, how it is determined and how non-performance risk in factored into your fair value calculation.

Fair Value Measurement, page 64

7. Where you disclose that you use third-party pricing services to assist you in
    determining fair values, disclose the extent to which, and how, the information is
    obtained and used in developing the fair value measurements in the consolidated
    financial statements. The nature and form of this information may vary depending on
    the facts and circumstances, but may include the following:

    - The nature and amount of assets you valued using prices you obtained from
      pricing services, along with the classification in the fair value hierarchy;

    - The number of quotes or prices you generally obtained per instrument, and if
      you obtained multiple quotes or prices, how you determined the ultimate value
      you used in your financial statements;

    - Whether, and if so, how and why, you adjusted quotes or prices you obtained
      from pricing services;

    - The extent to which the pricing services are gathering observable market
      information as opposed to using unobservable inputs and/or proprietary
      models in making valuation judgments and determinations;

    - The procedures you performed to validate the prices you obtained to ensure
      the fair value determination is consistent with SFAS 157, *Fair Value
      Measurements*, and to ensure that you properly classified your assets and
      liabilities in the fair value hierarchy.

Fixed Maturity Securities Impairments, page 75

8. Please tell us why your disclosure "However, we do sell bonds under certain
    circumstances, such as when we have evidence of a significant deterioration in the
    issuer's creditworthiness, when a change in regulatory requirements modifies what
    constitutes a permissible investment or the maximum level of investments held or
    when there is an increase in capital requirements or a change in risk weights of debt
    securities" does not contradict your disclosure that you have the ability and intent to
    hold available-for-sale securities with unrealized losses until they mature or recover.

Fixed Maturity Securities Available-for-Sale, page 76

9. You disclose "We have estimated the effect of the market illiquidity on significant
    portions of our investment portfolio by measuring the difference between valuations
    provided by the cash bond market and those provided by the synthetic market for a
    portion of the corporate bond and CMBS securities held in our investment portfolio.

In the current market environment the synthetic market has more liquidity than the cash bond market." Please revise your disclosure to clarify what is meant by the synthetic market, the nature of the valuations obtained by the synthetic market and why the synthetic market has more liquidity.

Notes to Consolidated Financial Statements
Note 17. Fair Value of Financial Instruments, page 154

10. Please revise the table on page 157 herein and on page 65 to show your derivative assets and liabilities by fair value hierarchy level on a gross and not a net basis.

11. In the table on page 158 herein and on page 66, please revise your fair value measurement tables to show the transfers in and out of Level 3 on a gross basis. For transfers in, discuss the specific inputs that became unobservable and whether a change in methodology resulted in the transfer.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant